SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D. C. 20549
                             -----------------------

                             FORM 10-SB Amendment #2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                             SANDY CREEK CORPORATION
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

FLORIDA                                             62-1661659
---------------------------------------------       ----------------------------
(State or other jurisdiction of incorporation       (IRS Employer Identification
of organization)                                     No.)


6227 Highway 393
Crestview, Florida                                  32539
------------------------                            ---------------
(Address of principal executive offices             (Zip Code)

Issuer's Telephone Number                           (850) 683-0602

Issuer's Fax Number                                 (850) 683-9969


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

                 NONE                                     NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

      COMMON STOCK no par value                        20,000,000
          (Title of Class)

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                             SANDY CREEK CORPORATION
                                TABLE OF CONTENTS


Part      Item     Description of Item                                 Page
----      ----     -------------------                                 ----
Part I    Item 1   Description of Business                             3
          Item 2   Management's Discussion and Analysis
                   and results of Operations                           4
                   Liquidy                                             4
                   Marketing Plans                                     5
                   Vertical Integration                                5
                   Operations                                          5
                   Regulations                                         6
                   Competition                                         6
                   Economic Risks                                      6
                   Employees                                           6
                   Research and development                            6
                   Patents and trademarks                              6
                   Reports to security holders                         7
                   Impact of Y2K on Company                            7
          Item 3   Description of Property                             7
          Item 4   Security Ownership of Certain Beneficial Owners
                   and Management                                      7
          Item 5   Directors, Executive Officers, Promoters and
                   Control Persons                                     8
                           Directors and Executive Officers            8
          Item 6    Executive Compensation                             8
          Item 7    Certain Relationships and Related Transactions     9
          Item 8    Description of Securities                          9
                           Common Stock                                9
                           Preferred Stock                             9
          Item 9    Transfer Agent                                     9
Part II   Item 1    Market Price of and Dividends on Registrant's      10
                    Common Equity and Related Shareholder matters      10
                           Market Information
                           Holders
                           Dividends
          Item 2    Legal Proceedings                                  10
          Item 3    Changes in and Disagreements with Accountants      10
          Item 4    Recent Sales of Unregistered Securities            10-13
          Item 5    Indemnification of Directors and Officers          13
Part F/S  Item 1    Financial Statements - Annual  December 31, 1999   F-1-F-10
          Item 2    Financial Statements - Annual December 31, 1998    F-11-F-21
Part III  Item 1    Index to Exhibits                                  15
                    Signature Page                                     16


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                             SANDY CREEK CORPORATION

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Sandy Creek Corporation's business is the breeding, raising and maintenance of Ostrich and the processing of Ostrich products for sale to domestic and international markets. The Company has been in the Ostrich ranching business for four years and has researched and studied the industry in depth. The Company's primary office is located on an eighty-acre ranch property owned by the company with 1,300 feet of road frontage, is completely landscaped including a double wide mobile home for the President and Chief Executive Officer of the Company, pens for over 700 ostrich breeders and a Computerised Incubation and Hatchery Facility.

The Company was incorporated under the laws of the State of Florida on the 15th day of July 1996 as Sandy Creek Ostrich Ranch Inc. Through a filing in the office of the Secretary of State of Florida on November 22, 1996. The Company amended its Articles of Incorporation to increase the authorized capital stock from 100 shares no par value to 5,000,000 shares no par value. On the 12th of October 1998 the Company filed an amendment with the Office of the Secretary of State of the State of Florida to change its corporate name to Sandy Creek Corporation and on the 14th of December 1998 the Company filed in the office of the Secretary of State of the State of Florida an amendment increasing its capital stock from 5,000,000 shares of common stock no par value to 10,000,000 shares of common stock, no par value. On the 23rd of November 1999 the Company filed in the office of the Secretary of State of the State of Florida an amendment increasing its capital stock from 10,000,000 to 20,000,000 shares of common stock no par value.

Major refurbishing done to date includes upgrading the existing structures and the construction of two new feed barns. Other improvements include land clearing, building of pens and the outfitting of a fully Computerised Hatchery and Incubation Facility. Sandy Creek has also purchased a 6000 foot processing plant with a 3 acre feed lot in Esto, North Bonifay, Florida ("Esto") and secured USDA-approved status (P20027) for the plant. The purchase price was $165,000 with a mortgage of $140,000 in addition to 100,000 shares of restricted common stock of Sandy Creek Corporation.

The incubation and hatchery unit is very important to the healthy development of the bird. When an egg is found on the ground care is taken to see that the egg is placed into the incubation unit. Rubber gloves are used to carry the egg to prevent bacteria from the hands being left on the shell. The egg is kept in the incubation unit for a period of 39 days. The ostrich egg is marked giving it a pen number and date and entered into the computer. Computers control the temperature and the humidity in this unit as well as turning the egg every hour to insure that the yoke does not become attached to any spot on the interior of the egg. A counter tells the operator how many times this has been turned and a log is kept on each egg. From the incubator the egg is taken to the hatch unit where the "chick" is hatched. The total value of the incubators and hatchery unit at the ranch would be approximately $90,000. Four of the incubation units were acquired for restricted stock and one unit is owner financed with monthly payments by Sandy Creek.

Ostrich birds are tagged for identification and for collection of fertility rate and other data. Feeding programs are designed to keep birds healthy, and to ensure consistent grow out. At six-eight months old the birds are sorted by size and placed in grow-out pens. They are placed on special rations designed to produce a maximum growth of lean muscle. The market-ready Ostrich is 12 to 14 months of age and will produce from 70-90 pounds of lean red meat. A yearling Ostrich also produces from 12 to 14 square feet of hide. Skins are graded on size, thickness and damage (cuts and scars) bacteriacized and sold.

                                       3
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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIA CONDITION AND RESULTS
OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997, DECEMBER 31, 1998 AND DECEMBER 31, 1999.

Development Stage Activities.

The Company has been a development stage enterprise from its inception in July 1996 to December 31, 1999. The Company breeds and raises ostrich birds for the sale of meat and hides. At present the Company has an order for 10,000 hides which it expects to fill during the present year. To date the Company is a development stage company engaged in the build up and build out of the farm located in Crestview, Florida.

The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or fund its marketing efforts. There can be no assurance that sales of the birds, skins, feathers and oils will be sufficient to operate the business in a profitable manner.

During this developmental period, the Company has been financed in part through services which were converted to shares of common stock, the sale of common stock for cash and the exchange of common stock for product, real estate, birds or other business related items.

Results of operations for the year ended December 31, 1999 as compared to the year ended December 31, 1998.

For the year ending December 31, 1999 the Company had a loss in the amount of $1,123,298 as compared to the year ended December 31, 1998 in which the Company had a loss of $784,731.

The Company's General and Administrative costs aggregated approximately $928,606 for the year ended December 31, 1999 as compared to $785,498 for the year ended December 31, 1998, representing an increase of $143,108.


Liquidity and Capital Resources.

The Company's cash balance at December 31, 1999 and June 30, 1999 was $0.00 and $4,145 respectively. For the year ended December 31, 1999 the Company continued to be funded in part by the sale of shares of common stock aggregating $1,087,945 which is broken down as follows: Common stock issued for cash $431,760; common stock issued for services $218,428; common stock issued for inventory and breeding flock $274,257; common stock issued for contributions $11,500; common stock issued for payment of debt $115,000; and common stock issued for other property and equipment $37,000.

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Management believes it will be required to raise additional funds in the year
2000 and will do so in private placement, the exchange of shares for goods and services or other methods which meet all regulatory requirements for disclosure and filing.

The Company's future liquidity requirements will be dependent upon factors that include the cost of operations, volume of sales and prices derived from sales of products, the expansion of marketing activities and any unforeseen happenings which might have an impact on breeding, raising and selling a live product. There can be no assurance that financing, if required, will be available on terms that are satisfactory to management.


MARKETING PLANS

It is the market for Ostrich meat that dictates profitability for a producer. The Company has identified four target markets for its Ostrich meat:

1.   Restaurants and Restaurant Chains
2.   Supermarkets and Grocery Chains
3.   The individual consumer
4.   The export market

VERTICAL INTEGRATION

The Company had a breeding population of 400 Ostrich birds at the end of December 31, 1999. The December total of these birds might be expected annually to produce approximately 6,000 chicks, which will be raised for market. A population of 6,000 market-ready birds (the outgrowth from chicks) produces sufficient quantities of meat, hide and fat to support major marketing efforts by the Company.

The earlier processing plant in Ocala, Florida was under a lease agreement and the premises were vacated on August 10, 1999. The termination of the lease did not call for any damages or extra payments. The processing plant in Ocala was heavily damaged by fire subsequent to the lease being terminated. Production at the Ocala plant was limited to 16,000lbs. per month. The processing capacity at the Esto plant will accommodate the volume of market-ready birds. The Esto plant employs four and has equipment for weighing, skinning, cryo-vac packaging and a vacuum sealer. At the present time the plant operates only two days each week processing 15 birds a day. This yields 70-80 pounds of meat at an average income of $4.00-$9.00 per pound the hides generate $100 per bird. The goal of production, is to process about 400 Ostrich birds per month per shift. Double shifting will produce about 160,000 pounds of meat. By managing its own processing facilities the Company realizes cost benefits in two ways. First, costs to process each bird are operational costs only there are no charges to an outside plant owner; and second, as USDA approved facilities, (USDA#P 20027) the plant will be attractive to other Ostrich producers who wish to have birds processed for meat thereby providing an additional revenue stream for the Company.

OPERATIONS

There are many variables involved in developing and commercializing an ostrich breeding operation. The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

                                       5
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REGULATIONS

The Company is subject to many laws and regulations both in the United States and internationally as its market expands. The meat products are subject to the laws of the USDA and are under regular review. The Company must also comply with Federal, State and Local Laws including the Environmental Protection Act. The Company does not produce or utilize any toxic, hazardous or harmful substance that could injure the health of the individual or the environment. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including the Food and Drug Administration regulations which may affect the ability of the Company, as well as others in the industry, to develop and market products. However, the Company does not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The food industry in which the Company will engage is extremely competitive. Shelf space in supermarkets is at a premium and the Company's meat products compete not only with other Ostrich producers but also with other specialty meat products for space. There can be no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its product.

ECONOMIC RISKS

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for specialty foods or the amount of times they eat in restaurants. Ostrich meat is perceived today as "heart healthy" however studies have not had the length of time or the market base to compare to beef, pork or poultry products. Any adverse finding in the health area could have an adverse effect on the Company. As of the present moment, the interest in food that is "heart healthy" is considered an advantage by the Company.

EMPLOYEES

At the present time the Company, at the farm employs a total of 2 management personnel, 2 administrative and 5 farm employees. There are four employees at the plant in Esto.

RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $0.00.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark applications.

REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once the Company becomes a reporting company, it will deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and as required by the rules or regulations of any exchange upon which the Company shares may be traded.

Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission (the "Commission"). Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then the Company will file registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its Ostrich Community or its plans for sales. No adverse effects have been incurred and the Company has not incurred any problems with any vendor with which it deals or client with which it does business.


ITEM 3. DESCRIPTION OF PROPERTY

The Ranch
---------

The Company owns 80 acres of real estate including a double wide mobile home utilized as a residence by the President Leslie M. Lerner, farm buildings, office facilities, ostrich pens and all personal property, tangible and intangible utilized in or associated with the Ostrich Ranch located at 6227 Highway 393, Crestview, Florida. The ownership is on file with the Public Records of Okaloosa County, Florida. The property was purchased for a price of US$150,000 and a mortgage in the amount of US$126,400 is held by First National Bank of Florida. The residence is reflected in the financial statement under property and equipment.

The Company purchased a meat processing plant in Esto, Florida. The property was purchased For $165,000 with a mortgage note in the amount of $140,000 and the sum of 100,000 shares of restricted common stock were issued to the seller.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

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NAME                                    NUMBER OF SHARES OWNED   PERCENTAGE OF
                                            (COMMON STOCK)       SHARES ISSUED
Leslie M. Lerner                               1,445,000            21.484%
Judith A. King                                   239,000             3.832%
Nicholas Demoleas and Family                     435,000             8.750%
All Directors and Officers as a Group          1,909,000            28.383%

Beneficial owners of more than 5% of the Company's outstanding shares are:
Leslie M. Lerner
6227 Highway 393
Crestview, Florida 32539


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                             Age               Position
----                             ---               --------
Leslie M. Lerner                 67                Chairman, President & CEO
Nicholas P. Demoleas             45                Vice President and Director
Judith A. King                   59                Treasurer and Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. Leslie M. Lerner, Chairman, President and CEO - Mr. Lerner brings more than 40 years of business experience in sales and marketing in a variety of fields. His background includes sales training classes in communications for Delta Communications. As the California distributor and President of ABS Communications having 25 sales persons and a total of 40 installation specialists. Direct sales marketing for Technicolor Corporation in their film processing division. He also managed the international distribution of a cordless telephone known as the Escort Cordless Telephone with Mech-Tronics Corporation. Four years ago he began the Sandy Creek Ostrich facility building the breeding farm on a step-by-step managed basis with a belief that the timing was right for a commercial ostrich farm to be run on a professional basis.

Mr. Nicholas P. Demoleas, Vice President and Director. Mr. Demoleas has spent his 24 year career as a biochemist and currently works in that capacity at Columbia Presbyterian Medical Center in New York. He received his Bachelor of Science degree in Biochemistry at Fordham University.

Mrs. Judith A. King, Treasurer and Director. Mrs. King's 20 year career has provided experience in banking, finance, commerce, management and management training. She received a degree from the American Institute of Banking.


ITEM 6. EXECUTIVE COMPENSATION

A. No officer or director has received a monetary salary. A total of 390,000 shares of common stock (restricted securities) were issued to Mr. Les Lerner and to Mrs. Judith King for services rendered through July 31, 1999 and were valued at $.05 per share. Mr. Lerner was issued an additional 120,000 shares for services through November 1999.

B. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of a retirement. There is no existing plan provided for contributed to by the Company or any of its employees.

C. No options have been granted for shares of either common or preferred shares of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company. The $27,704 that was due from related companies has been written of during the first quarter of 1999 (Note 8 in the audited financial of December
1998). While Item 404(b)(4) provides that no disclosure is required, the pertinent facts are that two companies established as joint ventures for the marketing of hides and sale of product were discontinued and the costs of these companies were borne by Sandy Creek. The companies are no longer in operation.


ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, no par value of which on the 31st of December 1999 7,168,765 shares were issued and outstanding. The Company does not have any Preferred Shares authorized and no preferred shares are issued and outstanding.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.

ITEM 9

Transfer Agent and Registrar

The Transfer and Registrar of the Company is:
Corporate Stock Transfer   Attn: Carolyn Bell
3200 Cerry Creek Drive  #430
Denver, Colorado  80209
Phone:  (303) 282-4800

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "SCRK".

There are 1,597,365 shares of free trading shares of the Company's Common Stock.

As of December 31, 1999 the High and Low Bids for the securities during the preceding year were $.125 and $.375 respectively. These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

As of December 31, 1999 there were 205 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.

The Company's common stock is covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers to make a market and it may affect the level of news coverage we receive.


ITEM 2. LEGAL PROCEEDINGS.

Neither the Company, nor its Directors, nor any Officer is a party to any material legal proceeding or litigation, which would impact the operations of the Company.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

16,000 shares of common stock valued at $.625 per share were issued in January 1999 to J. Earl & Marilyn Gamble for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
3,250 shares of common stock $0.5625 per share were issued in January 1999 to Hazel Wilson for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

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2,200 shares of common stock valued at $0.5625 per share were issued in January
1999 to Ms. Clarice Pruitt for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
870 shares of common stock valued at $0.5625 per share were issued in January 1999 to Ms. Clarice Pruitt for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,200 shares of common stock valued at $0.625 per share were issued in January 1999 to Walter D. Browning for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
750 shares of common stock valued at $0.625 per share were issued in January 1999 to Walter D. Browning for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
500 shares of common stock valued at $0.625 per share were issued in January 1999 to Richard Vairin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
750 shares of common stock valued at $0.625 per share were issued in January 1999 to Richard A. Vairin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $0.5312 per share were issued in January 1999 to Nicholas Demoleas for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
3,000 shares of common stock valued at $0.5625 per share were issued in January 1999 to David Ivey for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $0.625 were issued in January 1999 as a charitable gift donation to The Theologian Greek Orthodox Church, a religious organization not affiliated with any party at Sandy Creek Ostrich Corporation. 1,500 shares of common stock valued at $0.5312 per share were issued in February 1999. The issuance was made as a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act for the purchase of a tractor to be used on the farm from Carolyn Masters
10,000 shares of common stock valued at $0.625 per share were issued in March 1999 to James & Darlene Eberlee for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
500 shares of common stock $.5312 per share were issued in March 1999 to Hank Schneider for acquisition of one breeder ostrich bird in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $0.625 per share were issued in March 1999 to Timothy K. Broschat for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,500 shares of common stock valued at $0.5312 per share were issued in March 1999 to Ed Hill and Jackie Dewie for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,500 shares of common stock valued at $0.5312 per share were issued in March 1999 to George & Donna Womack for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
9,000 shares of common stock valued at $0.5312 per share were issued in March 1999 to Ronald L. Borton for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

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



15,500 shares of common stock valued at $0.5312 per share were issued in March 1999 to Jim & Audrey Carpenter for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
7,900 shares of common stock valued at $0.5312 per share were issued in March 1999 to Raymond Petters for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,000 shares of common stock valued at $0.5312 per share were issued in March 1999 to James & Darlene Gorman for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
17,750 shares of common stock valued at $0.5312 per share were issued in March 1999 to Bill English for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,000 shares of common stock valued at $0.5312 per share were issued in March 1999 to Betty Upchurch (d/b/a Town & Country Farms) for acquisition of ostrich birds and an incubator valued at $4,000 in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
4,000 shares of common stock valued at $0.5938 per share were issued in March 1999 to Don LaMonica for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,000 shares of common stock valued at $0.375 per share were issued in April 1999 to Dr. Mohammed Sadek for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
17,000 shares of common stock valued at $0.375 per share were issued in April 1999 to GraJaDa Farms for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
6,000 shares of common stock valued at $0.4375 per share were issued in April 1999 to Howard Bolton (d/b/a Bolton Farms) for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
3,500 shares of common stock valued at $0.4375 per share were issued in May 1999 to M. Martin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
4,500 shares of common stock valued at $0.4375 per share were issued in May 1999 to Jeff Arnold for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,500 shares of common stock valued at $0.2969 per share were issued in May
1999 to Bill & Linda Stanford for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $0.4375 per share were issued in June 1999 to George Johnson for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
9,000 shares of common stock valued at $0.3438 per share were issued in June 1999 to Rex Shumate for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,250 shares of common stock valued at $0.375 per share were issued in June 1999 to William Tucker for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,500 shares of common stock valued at $0.3125 per share were issued in June 1999 to Joe Baker for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

1,000 shares of common stock valued at $0.4375 per share were issued in June 1999 to Clinton Bass for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $0.4375 were issued in June 1999 as a charitable gift donation to Sports Embassy Foundation, Inc. a 501c3 charitable foundation not affiliated with any party at Sandy Creek Ostrich Corporation. 29,500 shares of common stock valued at $0.3438 per share were issued in June 1999 to Wayne & Barbara Hodsden for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
4,250 shares of common stock valued at $0.3438 per share were issued in June 1999 to Willard Huffman for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
390,000 shares of common stock valued at $.05 per share were issue to Les Lerner and Judith King in lieu of salary for services year to date in July 1999 in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
120,000 shares of common stock valued at $.05 per share were issue to Les Lerner in lieu of salary for services and bonus in November 1999 in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its by-laws under Article Eleven that it "may indemnify any Director, Officer, agent or employee as to liabilities as provided in Section 607.0850 of the Business Corporation Act of the State of Florida. The Directors as far as permissible under Florida Statutes are without personal liability for actions taken on behalf of the Corporation which are consistent with the purposes of the Corporation and the laws of the State of Florida and the United States of America.

The by-laws provide further that the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify the person against such liability under provisions of the law. The Company has not purchased such insurance as of this date.



PART F/S

The Independent Auditor's Report and the Financial Statements for the period July 16, 1996 (date of inception) to December 31, 1998 are included and the Auditor's Report and Financial Statements from January 1, 1999 to December 31, 1999 are also included.

Independent Auditors Report - SC&G
  Saltmarsh, Cleaveland & Gund 12/31/99                                   F-1

Financial Statements
         Balance Sheet - Assets                                           F-2

         Balance Sheet - Liabilities and Stockholders Equity              F-3

         Statement of Operations                                          F-4

         Statement of Changes in Stockholders' Equity                     F-5

         Statement of Cash Flows                                          F-6

         Notes to Financial Statements                                  F-7-F-10

SC&G                                                        Florida Institute of
----                                                Certified Public Accountants
Saltmarsh, Cleveland & Gund
Certified Public Accountants                               American Institute of
and Consultants                                     Certified Public Accountants
Since 1944
                                                                   AICPA Private
                                                      Companies Practice Section

                                                                       AICPA SEC
                                                                Practice Section

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Sandy Creek Corporation
Crestview, Florida


We have audited the accompanying balance sheet of Sandy Creek Corporation (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sandy Creek Corporation as of December 31, 1998 and for the period from July 16, 1996 (date of inception) to December 31, 1998 were audited by other auditors whose report dated May 24, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of Sandy Creek Corporation as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Saltmarsh, Cleaveland & Gund
--------------------------------
Fort Walton Beach, Florida
March 31, 2000



900 North 12th Avenue         501 West 19th Street      34 Walter Murtin Road
  P.O. Drawer 13207              P.O. Box 1100               P.O. Box 848
 Pensacola, Florida           Panama City, Florida    Fort Walton Beach, Florida
    32591-3207                     32402-1100                 32549-0848
  (850) 435-8300                 (850) 769-9491             (850) 243-6713
FAX: (850) 435-8352            FAX: (850) 785-9590        FAX: (850) 243-4137

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999


                                     ASSETS


Current Assets:

   Inventory                                                          $  60,880
   Accounts receivable                                                   10,499
   Prepaid expenses                                                         835
                                                                      ---------

      Total current assets                                               72,214
                                                                      ---------

Property and Equipment:

   Buildings and ranch improvements                                     171,875
   Furniture and fixtures                                                17,494
   Vehicles                                                              33,823
   Machinery and equipment                                              176,524
   Breeding flock                                                       251,895
   Land                                                                  74,100
                                                                      ---------

      Total property and equipment                                      725,711

Accumulated depreciation                                                (82,343)
                                                                      ---------

Net property and equipment                                              643,368
                                                                      ---------

Other Assets:

   Deposit on real estate purchase                                       25,000
                                                                      ---------

Total Assets                                                          $ 740,582
                                                                      =========


                     The accompanying notes are an integral
                       part of these financial statements

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:

   Accounts payable                                                 $   125,209
   Payroll taxes payable                                                  8,048
   Due to related parties                                               177,978
   Current portion of long term-debt                                     28,963
                                                                    -----------

      Total current liabilities                                         340,198

Long-Term Liabilities:

   Long-term debt less current portion                                  181,737
                                                                    -----------

      Total liabilities                                                 521,935
                                                                    -----------


Stockholders' Equity:

   Common stock, no par value, 20,000,000
     shares authorized, 7,493,765 shares
     issued and outstanding                                           2,182,277

   Deficit accumulated during the development stage                  (1,963,630)
                                                                    -----------

      Total stockholders' equity                                        218,647
                                                                    -----------


Total Liabilities and Stockholders' Equity                          $   740,582
                                                                    ===========



                     The accompanying notes are an integral
                       part of these financial statements

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                   YEAR ENDED DECEMBER 31, 1999 AND THE PERIOD
           FROM JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1999



                                                                 July 15, 1996
                                                 Year Ended       (Inception)
                                                 December 31,    to December 31,
                                                     1999             1999
                                                 ------------    ---------------

Sales                                             $   219,790      $   238,772

Cost of sales                                         364,620          375,650
                                                  -----------      -----------

Gross profit (loss)                                  (144,830)        (136,878)

Operating expenses                                    928,006        1,759,108
                                                  -----------      -----------

Operating loss                                     (1,072,836)      (1,895,986)
                                                  -----------      -----------

Other income (expense):
   Other income                                           -0-            6,680
   Interest expense                                   (31,419)         (54,681)
   Loss on disposal of fixed assets                   (19,043)         (19,643)
                                                  -----------      -----------

      Other income (expense), net                     (50,462)         (67,644)
                                                  -----------      -----------

Net loss                                          $(1,123,298)     $(1,963,630)
                                                  ===========      ===========





Net loss per share                                $      (.17)
                                                  ===========

Weighted average shares used in computing
    net loss per common share                       6,563,840
                                                  ===========


                     The accompanying notes are an integral
                       part of these financial statements



                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  PERIOD FROM JULY 15, 1996 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1999


                                                 Common Stock
                                           --------------------------   Accumulated
                                              Shares         Amount       Deficit
                                           -----------    -----------   -----------
Common stock issued for cash during 1996        52,800    $    13,200   $

Net loss during 1996                                                         (4,714)
                                           -----------    -----------   -----------

    Balance at December 31, 1996                52,800         13,200        (4,714)

Common stock issued for cash and
   assets during 1997                          197,200        398,853

Net loss during 1997                                                        (50,887)
                                           -----------    -----------   -----------

    Balance at December 31, 1997               250,000        412,053       (55,601)

Common stock issued for cash and
   assets during 1998                        4,712,465        682,279

Net loss during 1998                                                       (784,731)
                                           -----------    -----------   -----------

    Balance at December 31, 1998             4,962,465      1,094,332      (840,332)

Common stock issued for cash, assets,
   and services during 1999                  2,531,300      1,087,945

Net loss during 1999                                                     (1,123,298)
                                           -----------    -----------   -----------

    Balance at December 31, 1999             7,493,765    $ 2,182,277   $(1,963,630)
                                           ===========    ===========   ===========



                     The accompanying notes are an integral
                       part of these financial statements

                                       F-5

                                          SANDY CREEK CORPORATION
                                       (A DEVELOPMENT STAGE COMPANY)
                                          STATEMENTS OF CASH FLOWS
                                YEAR ENDED DECEMBER 31, 1999 AND THE PERIOD
                        FROM JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1999


                                                                   Year Ended      July 15, 1996 (Inception)
                                                               December 31, 1999     to December 31, 1999
                                                               -----------------     --------------------
Cash Flows From Operating Activities:
   Net loss                                                      $(1,123,298)            $(1,963,630)
   Adjustments to reconcile net loss to net cash
    used in operating activities -
     Depreciation                                                     39,125                  82,837
     Stock issued for services                                       504,185                 820,060
     Loss on disposal of fixed assets                                 19,043                  18,443
     Changes in current assets and liabilities:
      Advances to employees                                            1,450
      Advances to related parties                                                            (27,704)
      Inventory                                                        4,843                 (26,475)
      Accounts receivable                                             17,937                  17,205
      Prepaid expenses                                                  (835)                   (835)
      Accounts payable                                                22,931                 125,209
      Payroll taxes payable                                            6,610                   8,048
                                                                 -----------             -----------
          Net cash used in operating activities                     (508,009)               (946,842)
                                                                 -----------             -----------

Cash Flows From Investing Activities:
   Purchases of property and equipment                               (29,348)               (597,187)
                                                                 -----------             -----------

Cash Flows From Financing Activities:
   Common stock issued                                               431,760               1,168,399
   Proceeds from long-term debt                                          -0-                 251,400
   Loans from related parties                                        135,317                 292,978
   Repayment of long-term debt                                       (33,865)               (168,748)
                                                                 -----------             -----------
          Net cash provided by financing activities                  533,212               1,544,029
                                                                 -----------             -----------

Net Decrease in Cash                                                  (4,145)                    -0-

Cash, Beginning of Period                                              4,145                     -0-
                                                                 -----------             -----------

Cash, End of Year                                                $       -0-             $       -0-
                                                                 ===========             ===========

Supplemental Disclosures:

   Property and equipment acquired by borrowing under notes
    payable or capital lease obligations or for stock issued     $    64,657             $   139,191
                                                                 ===========             ===========

   Inventory and assets acquired by stock issuance               $   311,257             $   345,662
                                                                 ===========             ===========

   Debt converted to capital stock                               $   115,000             $   115,000
                                                                 ===========             ===========

   Interest paid                                                 $    31,419             $    54,681
                                                                 ===========             ===========


                                  The accompanying notes are an integral
                                    part of these financial statements

                                                   F-6

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Sandy Creek Corporation, (the "Company") was formed on July 15, 1996 to engage in the commercial production of ostrich meat and various products derived from the animal's hide. The Company owns and operates an 80-acre ostrich ranch in Crestview, Florida and has a processing facility in Esto, Florida.

Summary of Significant Accounting Policies

   Accounts Receivable:

     No allowance for uncollectible accounts receivable has been established as management believes all accounts are collectible.

   Inventory:

     Inventory is valued at cost determined by the first-in, first-out method. Inventory, generally ostriches, acquired for Company common stock is valued at management's estimated fair value of the goods received because the value of the birds is readily determinable while the value of the Company's common stock fluctuates over a wide range. Inventory consists of ostrich yearlings that are being held for slaughter, and processed meat held for sale.

   Property and Equipment:

     Property and equipment are stated at cost. Additions, renewals and significant improvements are capitalized whereas expenditures for maintenance and repairs are charged to expense. Property and equipment acquired for the Company's common stock is valued at management's estimate of the fair value of the asset acquired because the asset values are more readily determinable because the Company's common stock value fluctuates over a wide range. Assets acquired by capital lease are recorded at the fair value of the future minimum lease payments. Amortization of leased assets is included with depreciation expense. Depreciation is provided using the straight-line method over the following estimated useful lives:

                                                                Years
                                                                -----

        Buildings and ranch improvements                       20 to 39
                 Furniture and fixtures                         7 to 10
                 Vehicles                                          5
                 Machinery and equipment                        5 to 10
                 Breeding flock                                   35
                 Office equipment                                  5

   Advertising:

     Advertising costs are expensed as incurred.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Income Taxes:

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

   Earnings per Share:

     Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period

   Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEVELOPMENT STAGE OPERATIONS

     The Company was formed July 15, 1996. Operations through December 31, 1999 consisted principally of the acquisition of breeder flocks and the development of the ranch and processing facilities, and the development of markets for the Company's products. Significant portions of the Company's assets and operating expenses were financed through the issuance of shares of common stock, and were valued at management's estimation of the fair value of the goods or services received. This method of valuation was used because the value of the services is readily determinable while the value of the Company's common stock fluctuates over a wide range. The Company intends to commence operations in 2000 and will no longer be in the development stage.

NOTE 3 - INVENTORY AND BREEDING FLOCKS

Inventory:                                                             Carrying
                                                   Number                Value
                                                   ------                -----
  Yearling birds for slaughter                       16                $  3,200
  Processed products                                                     57,680
                                                                       --------

                                                                       $ 60,880
                                                                       ========

Property:

  Breeders                                          423                $251,895
                                                                       ========

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 4 - RELATED PARTY TRANSACTIONS

     Amounts due to stockholders of $ 177,978 at December 31, 1999 consist of the following:

                        Due to Leslie Lerner   $ 47,060
                        Due to Judith King      130,918
                                               --------

                                               $177,978
                                               ========

     The above amounts were advanced to the Company for operating capital and have no stated terms.

     During 1999 Leslie Lerner and Judith King received no salaries but were issued common stock for consulting and professional services in the amounts of 330,000 shares valued at $107,472 and 210,000 shares valued at $71,360, respectively.

     During 1999, advances from another stockholder, John Demoleas, were converted into 192,500 shares of common stock.

NOTE 5 - LONG-TERM DEBT

     Long-term debt at December 31, 1999 consists of the following:

       Mortgage note payable to bank, interest at 8.5%, due
       $1,107 monthly including interest through September 2003
       when the remaining balance is due; secured by Company real
       estate and trailer                                           $   123,251

       Notes payable to commercial financing and leasing
       companies, interest at rates from 9.9% to 19.6%, aggregate monthly payments of $3,252 including interest, maturities
       through July 2004; secured by equipment                           87,449
                                                                    -----------
                                                                        210,700
       Less current maturities                                          (28,963)
                                                                    -----------

                                                                    $   181,737
                                                                    ===========

     Maturities of debt for years subsequent to 1999 are as follows:

              2000                                   $   28,963
              2001                                       31,745
              2002                                       22,504
              2003                                      125,646
              2004                                        1,842
                                                     ----------

                                                     $  210,700
                                                     ==========

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


NOTE 6 - COMMON STOCK

     Of the total number of common shares issued at December 31, 1999, a total of 4,998,900 shares are restricted as to the ability to resell for periods up to one year from the date of issuance.

NOTE 7 - INCOME TAXES

     At December 31, 1999, the Company had approximately $1,963,000 in net operating loss carryforwards available for federal and state tax reporting purposes. These carryforwards expire in various years through 2019. Due to the uncertainty of the ultimate realization of any deferred tax assets associated with these available loss carryforwards, management has elected to provide a valuation allowance for the full amount of the of the net deferred tax asset.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

   Contingencies:

     During the year ended December 31, 1999, the Company returned an item of equipment used in its Ocala, Florida processing plant that was closed in 1999. The equipment was being purchased under a capital lease agreement with Security Leasing Services, Inc. The Company is liable for amounts remaining due, if any, after the leasing company has sold the equipment.

  Commitments:

     In August 1999 the Company entered into an agreement to purchase a processing facility located in Esto, Florida valued at $140,000. Under the terms of the agreement, the Company is to pay $25,000 in cash, 100,000 shares of common stock, and assume or pay-off the outstanding mortgage on the property that is held by a commercial bank. The 100,000 shares of capital stock with a value of $25,000 were issued to the owners and are carried in the balance sheet as a deposit on real estate. The $25,000 cash payment has not yet been made. Currently, the Company is using the facility for processing ostriches for market and is paying the mortgage payment to the bank in the amount of $700 per month. Payments are charged to rent expense.

                            SANDY CREEK CORPORATION
                              FINANCIAL STATEMENTS
                                December 31, 1998

Independent Auditors Report                                           F-12

Financial Statements
         Balance Sheet - Assets                                       F-13
         Balance Sheet - Liabilities and Stockholders Equity          F-14

         Income Statements                                            F-15

         Statement of Changes in Stockholders' Equity                 F-16

         Statement of Cash Flows                                      F-17

Notes to Financial Statements                                         F-18- F-21

                            CARR, RIGGS & INGRAM, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 5438                                                     (850) 837-3141
Destin, Florida 32540                                       Fax:  (850) 654-4619


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sandy Creek Corporation
Crestview, Florida

We have audited the accompanying balance sheet of Sandy Creek Corporation (a development stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from July 16, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandy Creek Corporation as of December 31, 1998 and the results of its operations and its cash flows for the year then ended and for the period from July 16, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

/s/ CARR RIGGS & INGRAM, LLP
----------------------------
CARR RIGGS & INGRAM, LLP
Certified Public Accountants
Destin, Florida
May 24, 1999

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998


ASSETS

Current Assets
         Cash                                                         $   4,145
         Advances to employees                                            1,450
         Inventory, at cost                                              65,723
         Accounts Receivable                                             28,436
                                                                      ---------

             Total Current Assets                                        99,754

Property and Equipment
         Building and ranch improvements                                174,539
         Furniture and fixtures                                           3,622
         Vehicles                                                        40,590
         Machinery and equipment                                        102,680
         Breeding flock                                                 237,600
         Office equipment                                                 9,242
         Land                                                            74,100
                                                                      ---------

              Total Property and equipment                              642,373

         Accumulated Depreciation                                       (46,842)
                                                                      ---------

         Net Property and equipment                                     595,531
                                                                      ---------
                  TOTAL ASSETS                                        $ 695,285
                                                                      =========


                             see accompanying notes

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET (CONTINUED)
                                DECEMBER 31, 1998


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Accounts Payable                                           $   102,278
         Payroll taxes payable                                            1,438
         Due to related parties                                         157,661
         Current portion of long term debt                               27,248
                                                                    -----------

                  Total Current liabilities                             288,625

Long term liabilities
         Long term debt less current portion                            152,660
                                                                    -----------

                  Total liabilities                                     441,285

Stockholders' equity
         Common stock, no par 10,000,000
         Shares authorized, 4,962,465 shares
         issued and outstanding                                       1,094,332
         Deficit accumulated during the development stage              (840,332)
                                                                    -----------

                  Total Stockholders' equity                        $   695,285
                                                                    ===========



                             see accompanying notes

                             SANDY CREEK CORPORATION
                         (A DEVELOPMENT STAGES COMPANY)
                            STATEMENTS OF OPERATIONS
                   YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
           FROM JULY 16, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


                                                                  July 15, 1996
                                                  Year Ended        Inception
                                                 December 31,    to December 31,
                                                     1998             1998
                                                     ----             ----

Sales                                             $  18,982        $  18,982
Cost of Sales                                        11,030           11,030

Gross Profit                                      $   7,952        $   7,952
Selling, general and administrative
Expenses                                           (785,498)        (831,102)
                                                  ---------        ---------

Operating (loss)                                   (777,546)        (823,150)

Other income (expense)
         Interest income                                 10               10
         Interest expense                           (13,265)         (23,262)
         Gain (loss) on disposal of
                  fixed asset                          (600)            (600)
         Other income                                 6,670            6,670
                                                  ---------        ---------

                                                     (7,185)         (17,182)
                                                  ---------        ---------

Net loss before taxes                              (784,731)        (840,332)

Income tax expense (benefit)                           --               --
                                                  ---------        ---------

Net Loss                                          $(784,731)       $(840,332)
                                                  =========        =========



                             see accompanying notes

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
                  PERIOD FROM JULY 15, 1996 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998



                                                  Common Stock       Accumulated
                                                Shares     Amount      Deficit
                                                ------     ------      -------

Common stock issued for cash during 1996         52,800   $  13,200   $    --

Net Loss during 1996                               --          --        (4,714)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1996            52,800      13,200      (4,714)

Common stock issued for cash and assets
during 1997                                     197,200     398,853        --

Net Loss during 1997                               --          --       (50,887)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1997           250,000     412,053     (55,601)

Common stock issued for cash and assets
during 1998                                   4,712,465     682,279        --

Net Loss during 1998                               --          --      (784,731)
                                              ---------   ---------   ---------

         BALANCE AT DECEMBER 31, 1998              --          --      (840,332)



                             See accompanying notes.


                                SANDY CREEK CORPORATION
                             (A DEVELOPMENT STAGE COMPANY)
                                STATEMENT OF CASH FLOWS
                   YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 DATE OF INCEPTION TO DECEMBER 31, 1998


                                                                          July 15, 1996
                                                             Year Ended     (Inception)
                                                            December 31,  to December 31,
                                                                1998           1998
                                                                ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES
    Net Loss                                                $  (784,731)   $   840,332
    Adjustments to reconcile net income to net cash
      provided (used) by operating activities                    40,529         43,712
    Stock issued for services                                   315,875        315,875
    Loss on disposal of fixed assets                               (600)          (600)
    (Increase) decrease in:
         Advances to employees                                   (1,400)        (1,450)
         Advances to related parties                            (25,252)       (27,704)
         Inventory                                              (31,318)
         Accounts receivable                                       (732)          (732)
    (Increase) decrease in:
         Accounts payable                                        94,728        102,278
         Payroll taxes payable                                     (540)         1,438
                                                            -----------    -----------

NET CASH USED BY OPERATING ACTIVITIES                          (362,123)      (438,833)

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property, plant and equipment                 (84,273)      (567,839)
                                                            -----------    -----------

NET CASH USED BY INVESTING ACTIVITIES                           (84,273)      (567,839)

CASH FLOWS FROM FINANCING ACTIVITIES
     Common stock issued                                        324,586        736,839
     Borrowings of long-term debt                               126,400        251,400
     Repayments of long-term debt                              (140,700)      (134,883)
     Advances from related parties                              137,671        157,661
                                                            -----------    -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                       447,957      1,010,817

NET INCREASE IN CASH                                              1,561          4,145

CASH, BEGINNING OF PERIOD                                         2,584           --
                                                            -----------    -----------

CASH, END OF YEAR                                           $     4,145    $     4,145
                                                            ===========    ===========

SUPPLEMENTAL DISCLOSURES
         Property and equipment acquired by borrowing
         under notes payable or capital lease obligations
         or for stock issued                                $    74,534    $    75,534
         Inventory acquired by stock issuance               $    34,405    $    34,405
         Interest paid                                      $    13,265    $    23,262


                                See accompanying notes

                                      F-17

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Sandy Creek Corporation, (the "Company") was formed on July 15, 1996 to engage in the commercial production of ostrich meat and various products derived from the animal's hide and oils. The company owns and operates an 80-acre ostrich ranch in Crestview, Florida and leases a processing facility in Ocala, Florida.

SUMMARY OF SIGNIFIANT ACCOUNTING POLICIES

Inventory

Inventory is valued at cost determined by the first-in, first-out method. Inventory acquired for Company common stock is valued at management's estimated value of the goods received. Inventory consists of ostrich yearlings that are being held for slaughter, and processed meat held for sale.

Property and Equipment

Property and equipment are stated at cost. Additions, renewals and betterments are capitalized whereas expenditures for maintenance and repairs are charged to expense. Depreciation is provided using declining methods over the following estimated useful lives.

                                                 Years
                                                 -----

     Building and ranch improvements               39
     Furniture and fixtures                         7
     Vehicles                                       5
     Machinery and equipment                        7
     Breeding flock                                35
     Office equipment                               5

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepting accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly the actual results could differ from those estimates.


NOTE 2 -   DEVELOPMENT STAGE OPERATIONS

The Company was formed July 15, 1996. Operations through December 31, 1998 consisted principally of the acquisition of breeder flocks and the development of the ranch and processing facilities. Significant portions of the Company's assets and operating expenses were financed through the issuance of shares of common stock, and were valued at management's estimation of fair value of the goods or services rendered. The Company intends to commence operations in 1999 and will no longer be in the development stage.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998



NOTE 3 - INVENTORY AND BREEDING FLOCKS

Inventory and breeding flocks consisted of the following at December 31, 1998

                                                                      Carrying
                                                     Number             Value
                                                     ------             -----

Breeders                                              396             $ 237,600
                                                                      =========

Yearlings                                             240             $  48,000
Chicks                                                 15                  --
Processed products                                    N/A             $  17,723
                                                                      ---------

                                                                      $  65,723
                                                                      =========


NOTE 4 - LONG TERM DEBT

Long-term debt at December 31, 1998 consist of the following:

Mortgage note payable to bank, interest at 8.5%, due $1,107
monthly including Interest through September, 2003 when the
remaining balance is due; secured by Company real estate and
trailer in Crestview, Florida                                         $ 125,605

Note payable to Chrysler Financial Company, interest at
10.75%, due $640 monthly including interest through January
2004; secured by a truck                                              $  29,593

Note payable to S&P Financial Services, Inc. due $1,544
monthly including interest through January 2000; secured by
equipment                                                             $  15,900

Note payable to Associates Commercial Corporation, including interest at 10%, due $527 monthly including interest through
July, 2000; secured by equipment                                      $   8,810
                                                                      ---------

                                                                      $ 179,908

Less current maturities                                                  27,248
                                                                      ---------

                                                                      $ 152,660
                                                                      =========

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998



Maturities of long-term debt for years subsequent to 1998 are as follows:

                1999                 $  27,248
                2000                    12,643
                2001                     8,819
                2002                     9,745
                2003                   121,222
                2004                       231


NOTE 5 - COMMON STOCK

Of the total number of common shares issued at December 31, 1998, a total of 3,500,500 shares are restricted as to the ability to resell for periods up to one year from the date of issuance.


NOTE 6 - LEASES

The Company is leasing its Ocala, Florida processing facility under a five year operating lease through July 31, 2003. The lease contains a renewal option for an additional five years. Monthly rentals under this lease are $3,500. Rent expense for 1998 and for the period form inception through December 31, 1998 was $17,500. Future minimum lease payments under this lease are as follows:

                1999                 $  42,000
                2000                    42,000
                2001                    42,000
                2002                    42,000
                2003                    24,500


NOTE 7 - INCOME TAXES

At December 31, 1998 the Company had approximately $850,000 in net operating loss carry-forwards for Federal and State tax reporting purposes. These carry-forwards expire in various years though 2018. Due to the uncertainty of the ultimate realisation of any deferred tax assets associated with these available loss carry-forwards, management has elected to provide a valuation allowance for those deferred tax asset amounts.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                 JULY 15, 1996 (INCEPTION) TO DECEMBER 31, 1998

NOTE 8 - RELATED PARTY TRANSACTIONS

Included in the Accounts Receivable at December 31, 1998 is $27,704 from related companies. These companies have common ownership with the Company. These receivables originated from advances made by the Company, as well as $6,120 in sales from the Company to two of the related companies.

Due to shareholders of $157,661 at December 31, 1998 consists of the following:

                        Due to Les Lerner      $  1,700
                        Due to Judy King         40,961
                        Due to John Demoleas    115,000
                                               --------

                                               $157,661
                                               ========

All of the above amounts have no stated terms or conditions. These amounts were advanced to the Company for operating capital.


NOTE 9 - YEAR 2000 ISSUE (UNAUDITED)

Like other entities, the Company could be adversely affected if the computer systems used by the Company, its suppliers, or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact noncomputer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, assurances cannot be provided that the Year 2000 issue will not have an impact on the Company's operations.

PART III

ITEM 1                     INDEX TO EXHIBITS


Exhibit 1    *    State of Florida Certified True Copy of Articles of
                    Incorporation
Exhibit 2    *    Articles of Incorporation
Exhibit 3    *    Amendment to Articles of Incorporation November 20, 1996
Exhibit 4    *    Amendment to Articles of Incorporation October 5, 1998
Exhibit 5    *    Amendment to Articles of Incorporation November 23, 1998
Exhibit 6    *    Amendment to Articles of Incorporation
Exhibit 7    *    By-laws of Sandy Creek Corporation
Exhibit 8    *    Specimen Share Certificate

*  As filed on Original Form SB-10


Signature Page

                                    SIGNATURE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         SANDY CREEK OSTRICH RANCH, INC.
                                   Registrant


                            By: /s/ Leslie M. Lerner
                            ------------------------
                                Leslie M. Lerner

Date:  April 5, 2000







                                       16